EXHIBIT 99.1

ECI TELECOM ANNOUNCES AGREEMENT TO BE ACQUIRED
IN $1.2 BILLION ALL-CASH TRANSACTION

-- ECI Telecom Shareholders to Receive $10 Per Share --

PETAH TIKVA, ISRAEL - (July 2, 2007) — ECI Telecom Ltd. (NASDAQ: ECIL), a global provider of networking infrastructure equipment, today announced that it has entered into a definitive merger agreement for the Company to be acquired by affiliates of the Swarth Group, an investment vehicle controlled by Shaul Shani, and certain funds that have appointed Ashmore Investment Management Limited as their investment manager ("Ashmore"), a leading emerging markets investment manager, in a transaction valued at approximately $1.2 billion.

Under the terms of the agreement, ECI shareholders will receive $10 per share in cash at closing, representing a premium of approximately 22% over ECI's average closing share price during the 30 trading days ended June 15, 2007. The Company confirmed it was in discussions with third parties regarding a possible transaction on June 17, 2007. There is no financing condition to the obligations of the buyers to consummate the transaction.

The Board of Directors of ECI approved the agreement and recommended that ECI shareholders vote in favor of the transaction. The closing of the transaction is subject to shareholder approval, certain regulatory approvals and other customary closing conditions. It is currently anticipated that the transaction will be consummated by the end of the year. Upon the closing of the transaction, ECI ordinary shares would no longer be traded on NASDAQ.

Each of Koor Industries, Clal Industries & Investments and a group led by Carmel Ventures, the owners of an aggregate of approximately 44% of ECI's outstanding ordinary shares, have entered into voting undertakings with the buyers under which they have agreed to vote their shares in favor of the transaction. These undertakings will terminate if the Board of Directors of ECI changes its recommendation in favor of the proposed transaction with the current buyers.

Under the terms of the agreement, ECI may actively solicit alternative proposals from third parties until July 31, 2007 and intends to consider any such proposals with the assistance of its independent advisors. ECI does not intend to disclose developments with respect to this solicitation process unless and until its Board of Directors has made a decision regarding any alternative proposals. ECI advises that there can be no assurance that the solicitation of superior proposals will result in an alternative transaction. In addition, ECI may, at any time, subject to the terms of the merger agreement, respond to unsolicited proposals. If the Company accepts a superior proposal, a break-up fee would be payable by the Company to the buyers.

Shlomo Dovrat, Chairman of the Board of Directors of ECI Telecom, commented on the transaction, "Our focus, as a Board, has always been to maximize long term shareholder value. In the last few years ECI was able to emerge from the Telecom crisis as a vibrant successful company growing its market share in a highly competitive market. At the Board we evaluated our strategy going forward and while excited with the opportunities we also recognized the challenges of continuing the path as an independent public company operating in a competitive and consolidating market. After careful and thorough analysis, and with the completion of extensive negotiations with the buyers, the Board of Directors has decided to endorse this transaction as being in the best interest of our shareholders and recommends that it is approved by the shareholders. We believe that this transaction recognizes the value of ECI's strong market position and innovative solutions, while providing our shareholders with an attractive cash offer. We have high regards for the investor group and are confident ECI will continue to thrive under its new ownership structure."

Rafi Maor, President and Chief Executive Officer of ECI Telecom, further said, "We are excited about the opportunity this acquisition presents for our shareholders, customers, employees and partners. As a well-backed private company, we believe that ECI will have greater flexibility to focus on its long term strategy to be a leading provider of innovative next generation network infrastructure solutions. Our customer focus, innovation and responsiveness, for which we are well known today, will be further enhanced. The Swarth Group and Ashmore have in-depth knowledge and vast experience in the telecom industry and will be a great asset as we continue to grow the Company. I feel that this investment in ECI serves as a testament to our strong market position and products as well as the talent of our people. As we move from a public to a private company, I remain committed to the Company and its long term growth strategy. I look forward to cooperating with Shaul Shani and the other members of the buyer group to complete the transaction and continue working with ECI's management team on moving ECI forward. Our success is driven by the hard work, commitment and dedication of our capable employees around the world and I thank them for their invaluable contribution to ECI."

Shaul Shani, of the Swarth Group, commented on behalf of the buyer group, "the Swarth Group and Ashmore welcome the opportunity to become part of ECI and have great appreciation for its talented people and leading technology. Both firms are committed investors that will bring to ECI extensive industry expertise as well as dedication to meeting ECI's long term growth outlook", concluded Shani.

Goldman, Sachs & Co. served as exclusive financial advisor to ECI, and Skadden, Arps, Slate, Meagher & Flom LLP and Goldfarb, Levy, Eran, Meiri & Co. served as its legal counsel. Credit Suisse served as financial advisor to the buyer group. Clifford Chance US LLP, Allen & Overy LLP, Yossi Avraham, Arad & Co. and Meitar Liquornik Geva & Leshem Brandwein served as legal counsel to the buyer group.

About ECI Telecom

ECI Telecom delivers innovative communications platforms to carriers and service providers worldwide. ECI provides efficient platforms and solutions that enable customers to rapidly deploy cost-effective, revenue-generating services.

Founded in 1961, Israel-based ECI has consistently delivered customer-focused networking solutions to the world's largest carriers. The Company is also a market leader in many emerging markets. ECI provides scalable broadband access, transport and data networking infrastructure that provides the foundation for the communications of tomorrow, including next-generation voice, IPTV, mobility and other business solutions. For more information, please visit www.ecitele.com.

About Swarth Group

The Swarth Group is a privately held investment group active mainly in debt and equity transactions globally with a focus on special situations in emerging markets. The company is controlled by Shaul Shani who has extensive experience and track record in founding, investing and managing telecom and technology companies.

About Ashmore

The Ashmore Group is a specialist active value-oriented fund manager focusing on emerging markets globally. As one of the most successful and experienced investors in emerging markets debt, currency, and special situations incorporating distressed and private equity approaches, Ashmore is well known for its mature and innovative investment approach and outstanding performance track record. Based in London, the business was started by members of its team in 1992 as part of the Australia and New Zealand Banking Group. In 1999, Ashmore became independent and today manages US$29.2 billion (at March 2007) in pooled funds, segregated accounts and structured products. In 2006 the ordinary shares of Ashmore Group plc, of which Ashmore is a subsidiary, were listed on the London Stock Exchange. For additional information, please refer to www.ashmoregroup.com.

Forward-Looking Statements

Certain statements in this press release, including but not limited to those relating to the proposed transaction with the buyers, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of ECI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", "may increase", "may fluctuate" and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Any statements that refer to expectations or other characterizations of future events, circumstances or results are forward-looking statements. Various factors that could cause actual results to differ materially from those expressed in such forward-looking statements include but are not limited to risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, costs and potential litigation associated with the transaction, the failure to obtain stockholder approval, the inability to obtain, or meet specific conditions imposed for applicable regulatory approvals relating to the transaction, the failure of either party to meet the closing conditions set forth in the merger agreement, the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the merger, risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction, the extent and timing of regulatory approvals, the distraction of management and the Company resulting from the proposed transaction, and the risk factors discussed from time to time by the Company in reports filed or furnished with the Securities and Exchange Commission.

In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward looking statements are specified in ECI’s filings with the Securities and Exchange Commission (the "SEC"), including ECI's Annual Report on Form 20-F for the year ended December 31, 2006, under headings such as "Risk Factors" "Trend Information" and "Operating and Financial Review and Prospects." Except for ECI's ongoing obligations to disclose material information under the federal securities laws, ECI undertakes no obligation to release any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information and Where to Find It

In connection with the proposed transaction, ECI will prepare a proxy statement to be delivered to its shareholders. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement and other documents may be obtained for free by directing such request to ECI Investor Relations, telephone: +972-3-926-6255 or +972-3-926-6092 or on the Company’s Web site at http://www.ecitele.com/Investors/Pages/default.aspx.

Investor Relations Contact:
Elana Holzman, VP Investor Relations, ECI Telecom, Tel: International access code +972-3-926-6255, elana.holzman@ecitele.com